SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Pre-salt production breaks new record and

reaches 428 thousand barrels of oil per day

Rio de Janeiro, April 17, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that on April 15, oil production in fields operated by Petrobras, in the area known as the Pre-salt Province, in the Santos and Campos Basins, reached the mark of 428 thousand barrels of oil per day (bpd), which represents a new daily production record.

This record resulted from increased output of platform P-58, which began operating on March 17 of 2014 in the area known as Parque das Baleias, in northern Campos Basin. P-58 has already been producing roughly 50 thousand bpd through three wells, all of which are from the pre-salt layer. Petrobras holds 100% of the rights in the area.

This new production level was achieved with 24 production wells, 15 of them in Campos Basin and nine in Santos Basin. These wells produced, 222 thousand bpd and 206 thousand bpd, respectively.

By the end of 2014, 15 more production wells will start up, 11 of them in Santos Basin and four in Campos Basin. Of this total, two wells are connected to FPSO Cidade de São Paulo, five to FPSO Cidade de Paraty, one to platform P-48 and three to platform P-58. All of these production systems are in place and in operation. In addition, two new wells will be connected to FPSO Cidade de Ilhabela and another two to FPSO Cidade de Mangaratiba, platforms which will be installed and start up at the second half of the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.